Filed by Oclaro, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Opnext, Inc.: (Commission File No.: 001-33306)
Alain Couder Chairman & CEO Jerry Turin CFO
Safe Harbor Statement This presentation, including the statements made by management, contain statements about management's future expectations, plans or prospects of Oclaro, Inc. and its business, and together with the assumptions underlying these statements, constitute forward- looking statements for the purposes of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These forward- looking statements include statements concerning (i) financial targets and expectations, and progress toward our targeted business model, including financial guidance for the fiscal quarter ending June 30, 2012 regarding revenue, non-GAAP gross margin and Adjusted EBITDA, (ii) the impact to our operations and financial condition attributable to the flooding in Thailand, and our recovery efforts related to the flooding, (iii) sources for improvement of gross margin and operating expenses, (iv) the progress on our strategic initiatives, (v) the expected benefits and synergies related to our merger with Opnext, and (vi) our position with respect to our product roadmap and our ability to introduce new products. Such statements can be identified by the fact that they do not relate strictly to historical or current facts and may contain words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "will," "should," "outlook," "could," "target," and other words and terms of similar meaning in connection the any discussion of future operations or financial performance. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including (i) the impact to our operations and financial condition attributable to the flooding in Thailand, (ii) the impact of continued uncertainty in world financial markets and any resulting reduction in demand for our products, (iii) our ability to maintain our gross margin, (iv) the effects of fluctuating product mix on our results, (v) our ability to timely develop and commercialize new products, (vi) our ability to respond to evolving technologies and customer requirements, (vii) our dependence on a limited number of customers for a significant percentage of our revenues, (viii) our ability to effectively compete with companies that have greater name recognition, broader customer relationships and substantially greater financial, technical and marketing resources than we do, (ix) the future performance of Oclaro, Inc. following the closing of acquisitions and mergers, (x) our ability to efficiently and effectively transition to an outsourced back-end assembly and test model over the next three years, (xi) our ability to attain the expected benefits and synergies related to our merger with Opnext, (xii) increased costs related to downsizing and compliance with regulatory compliance in connection with such downsizing, competition and pricing pressure, (xiii) the potential lack of availability of credit or opportunity for equity based financing, (xiv) the risks associated with our international operations, (xv) the outcome of tax audits or similar proceedings, (xvi) the outcome of pending litigation against the company, (xvii) our ability to increase our cash reserves and obtain financing on terms acceptable to us, and (xviii) other factors described in Oclaro's most recent annual report on Form 10-K, most recent quarterly reports on Form 10-Q (including amendments thereto) and other documents we periodically file with the SEC. The forward-looking statements included in this presentation represent Oclaro's view as of the date of this presentation. Oclaro anticipates that subsequent events and developments may cause Oclaro's views and expectations to change. Oclaro specifically disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this presentation. Forward Looking Statements
This communication is being made in respect of the proposed business combination involving Oclaro and Opnext. In connection with the proposed transaction, Oclaro and Opnext have filed documents with the SEC, and will file a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus. Investors and security holders of Oclaro and Opnext are urged to carefully read the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Oclaro and Opnext because they contain important information about the proposed transaction. Investors and security holders may obtain free copies of the documents filed with the SEC on Oclaro's website at www.oclaro.com or Opnext's website at www.opnext.com or the SEC's website at www.sec.gov. Oclaro, Opnext and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding the directors and executive officers of Oclaro is also included in Oclaro's proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on September 9, 2011, and additional information regarding the directors and executive officers of Opnext is also included in Opnext's proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on January 26, 2012, respectively. Additional Information and Where to Find It
Core Optical + High Power Laser Complete Vertical Integration NPI Acceleration Process Re-engineering Operational Efficiency Datacom Expansion Bookham + Avanex =Oclaro New Focus Asset Swap Xtellus Acquisition Process Re-engineering Thailand Floods Industry Downturn NPI Acceleration Flood Recovery Outsourced Manufacturing Industry Consolidation through Opnext Merger Coherent Leadership at OFC MINTERA Acquisition 2009 2010 2011 2012 Transformation in the Optical Industry Comprehensive Product Portfolio Prepare to Scale Leadership and Execution
Increase Bandwidth, Capacity and Flexibility Provision New Services Reduce Cost of Owning and Operating Network Network Operators' Requirements

Complete Solutions Throughout the Coherent Network

Node architecture with **coherent** transponders


ROADM
(incl. OCM)
Subsystems
WSS
980nm pump
Ctrl. Amps, VOA
Amplifiers
Hybrid Raman/EDFA
Amplifiers
980nm pump
14xx pump
1
x
N
1
x
N
MxN
MxN
Arrayed amp.,
Multi-cast Sw., and
OCM
Subsystems, Micro-optics
Coherent
Transponders, VOA
HBRM
ITLACoherent
Rx Modulator
Legends:
ONS Business Unit
PC Business Unit

oclaro
© Oclaro ™
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Leading Merchant Supplier of High Power Laser Diodes Diode-Pumped Solid State / Direct- Diode Systems / Fiber Lasers 808 - 980 GaAs Chips Bars, Stacks, Single Emitters and Fiber Coupled Modules OCLARO Chips Laser Diodes Laser Systems Oclaro World Class Fab Capacity Zurich & Caswell CUSTOMERS
A New Leader in Optical Components and Modules Source: Ovum, March 2012, historical quarterly revenues compilation in millions $US Fiscal Year Ended June 2011 Historical Comparison of Global Optical Communications Revenue 1,200 1,000 0 800 600 400 200 Finisar JDSU Sumitomo Avago Source Photonics NeoPhotonics Fujitsu Optical Components Oplink $M

Powerful Base of Innovation Accelerates Market Differentiation



Datacom Enterprise-Data Center
10/40/100G Transceivers
Core Optical Network
10/40/100G Transmission
Core Optical Network
ROADM
Amplifiers
Subsystems
Industrial & Consumer
Laser Diodes
Indium Phosphide
Gallium Arsenide
Lithium Niobate
MEMS
Liquid Crystal
Gallium Nitride
Chip Level Innovation, Best in Class Wafer Fabs, Extensive Patent Portfolio

"The merger opens the door for the company to grow into the multimode transceiver market and more industrial verticals. The telecom and datacom markets increasingly need to be addressed together." ~ Ovum, 2012 oclaro

© Oclaro ™
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Combined Company Well Positioned in Fastest Growing 40G/100G Markets $226 $255 $451 $1,030 $207 $696 $1,445 $1,851 42% CAGR *Source: Ovum OC Forecast, Sep 2011 and LightCounting Dec. 2011 Forecast 40G Subsystem & 100G Line-side segments derived from 3rd-party reports
Q3 FY2012 Financial Summary and Q4 Outlook Outlook FY Q4 2012 Outlook FY Q4 2012 Revenue (G) $100M to 109M Gross Margin (G) (Non-GAAP) 19% to 23% Adj. EBITDA (G) ($6.5M) to ($1M) (G) - Guidance Range as of April 26, 2012 $100M-$109M 19%-23% ($6.5M) - ($1M)
Combination Creates Long-Term Shareholder Value Strong intellectual property portfolio (~ 2000 patents) World class wafer fabs with incremental capacity Scalable assembly and test strategy Highly strategic supplier to major customers Strategic synergies create expanded market opportunities Vertical in-feed of component parts into modules/subsystems Leverage global supply chain and low cost assembly and test hubs Focus R&D resources in key growth markets Align SG&A and streamline single public company costs Non-GAAP operating income positive in first full fiscal quarter post-close Annualized cost synergies of $35M to $45M within 18 months of close Restructuring and system integration costs of $20M to $30M in total Solid Foundation for Growth Operating Leverage Expected Financial Leverage Expected
Transformative Merger Creates a New Optical Industry Leader Complementary Products & Customers Global Presence and Customer Proximity Market Leadership & Technology Innovation Operational & Financial Scale